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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fusion Analytics Securites

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street 12th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
212-661-2022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

aub

OATH OR AFFIRMATION

I, Kevin Lane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fusion Analytics Securites LLC, as of 3/31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of MA
County of middlesex

Subscribed and sworn to (or affirmed) before me on this 3rd day of April, 2017 by KEVIN P LANE proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

MY COMMISSION EXPIRES JANUARY 2020 NOTARY PUBLIC COMMONWEALTH OF MASSACHUSETTS


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Member of
Fusion Analytics Securities, LLC:

We have audited the accompanying statement of financial condition of Fusion Analytics Securities, LLC (the Company) as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Fusion Analytics Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fusion Analytics Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Fusion Analytics Securities, LLC's financial statements. The supplementary information is the responsibility of Fusion Analytics Securities, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
March 31, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

WE FOCUS & CARE℠

FUSION ANALYTICS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2016

ASSETS

Current Assets		
Cash	$	446,398
Deposit with Clearing Broker		79,980
Receivable from Clearing Brokers		54,918
Prepaid Fidelity Bond		2,752
Prepaid FINRA Fees		4,500
Total Current Assets		588,548
Other Assets		
Due from Brokers		1,972
Due from Member		-
Total Other Assets		1,972
TOTAL ASSETS	$	590,520

LIABILITIES & MEMBER EQUITY

Liabilities		
Accrued Expenses	$	37,383
Payroll Liabilities		425,087
Total Liabilities		462,470
Equity		
Member Equity		128,050
TOTAL LIABILITIES & MEMBER EQUITY	$	590,520

The accompanying notes are an integral part of these financial statements.

FUSION ANALYTICS SECURITIES, LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2016

Revenues	
Commission Income	$ 2,033,855
Futures Revenue	159,062
Investment Banking Fees	100,000
Market Reports	1,356
Options Revenue	306,866
Other Income	1,783
Research Fees	18,575
Unregistered Securities Commissions	1,721,316
Total Revenue	4,342,813
Expenses	
Amortization of Prepaid FINRA Fees	2,000
Bank Service Charges	2,205
Clearing Broker Fees	953,661
Commissions Expense	2,515,364
Dues and Subscriptions	19,580
Insurance	13,133
Licenses and Permits	25
Payroll Processing Fees	5,257
Payroll Taxes	28,068
Professional Fees	124,783
Regulatory Fees	66,174
Rent	16,758
Telephone	784
Total Expenses	3,747,792
Net Income	$ 595,021

The accompanying notes are an integral part of these financial statements.

FUSION ANALYTICS SECURITIES, LLC
STATEMENT OF CHANGES IN EQUITY
For the Year Ended December 31, 2016

Equity Balance at beginning of year	$ 1,421,072
Net income	595,021
Capital Contributions / Distributions	(1,888,043)
Equity Balance at end of year	$ 128,050

The accompanying notes are an integral part of these financial statements.

FUSION ANALYTICS SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

Net Income	$ 595,021
Adjustments to reconcile Net Income to net cash provided by operations:	
Deposit with Clearing Broker	(19,702)
Receivable from Clearing Broker	(6,069)
Due from Brokers	(235)
Due to/from member	1,287,037
Prepaid Fidelity Bond	348
Prepaid FINRA Fees	2,000
Accrued Expenses	666
Payroll Liabilities	1,814
Net cash provided by Operating Activities	1,860,880
Member Equity	(1,888,043)
Net cash used in Financing Activities	(1,888,043)
Net cash increase / decrease for period	(27,163)
Cash at beginning of period	473,561
Cash at end of period	$ 446,398

Schedule of supplemental cash flow information:

Cash paid during the year for:

Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Fusion Analytics Securities, LLC (the "Company") was organized in the State of Delaware on June 26, 1985. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and the National Futures Association ("NFA").

The Company is a wholly-owned subsidiary of Fusion Analytics Holdings, LLC (the "Parent"), and is affiliated through common ownership with Fusion Analytics Research, LLC ("FAR") and Fusion Analytics Investment Partners, LLC ("FAIP").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including providing brokerage and research services to institutional investors in corporate equity and debt securities. Commission income is derived primarily from selling corporate equity and debt securities, and arranging for transactions in listed securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company has adopted a policy of clearing intercompany balances on an annual basis. Management believes this more accurately reflects the general nature and reporting of such transactions.

Receivables from clearing broker organizations represent commissions earned on securities transactions. An allowance for doubtful accounts is not considered necessary because probable

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

uncollectable accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

The Company, with the consent of its Member, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: RECEIVABLE FROM CLEARING BROKER ORGANIZATION

Pursuant to the clearing agreements, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2016, the receivable from clearing broker of $54,918 was pursuant to these clearance agreements.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Wedbush Morgan Securities ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2016 was $79,980.

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is treated as a disregarded entity for federal income tax purposes; therefore, no provision for federal

Note 4: INCOME TAXES (CONTINUED)

state and local taxes are included in these financial statements. The Company is not taxed on its income; instead, the member is responsible for the Company's taxable income.

The Company is required to file income tax returns in state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2016, the state tax authority has not proposed any adjustment to the Company's tax position.

Note 5: NEW YORK CITY UNINCORPORATED BUSINESS TAX

For New York City Unincorporated Business Tax (UBT), the Company files as part of a consolidated group that includes its parent, Fusion Holdings, LLC and other affiliated companies. A provision for UBT has not been provided in the accompanying financial statements as if the Company operated on a stand-alone basis. As a result, no accrued tax liability is shown on the accompanying Statement of Financial Condition.

Management is confident that the consolidated tax reporting will result in no UBT taxes being due.

Note 6: 401(k) RETIREMENT PLAN

The Company maintains a retirement plan for its employees under Section 401K of the Internal Revenue Code. Fulltime employees are eligible for participation after 90 days of service with the Company. The plan does not provide for any matching or mandatory contributions.

Note 7: RELATED PARTY TRANSACTIONS

As discussed in the General and Summary of Significant Accounting Policies (Note 1), the Company is affiliated with FAIP through common ownership. The Company has entered into an expense sharing agreement with the Parent and FAIP effective October 1, 2014. The terms of this agreement provide that all overhead expenses incurred are paid by the Parent and reimbursed by the Company. Overhead expenses, as defined by the agreement, shall include rent, accounting services, client research services, and various other operating costs incurred in the

Note 7: RELATED PARTY TRANSACTIONS (CONTINUED)

ordinary course of the business. During the year ended December 31, 2016, total expenses allocated to the Company from the Parent and Affiliates was $119,325. Included in the allocated expenses were $16,759 of allocated rent for the New York, NY and Coral Springs, FL offices.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 8: INTERCOMPANY BALANCES

In a special resolution, the management of the Company has declared a distribution to the Parent of $2,844,009 effective December 31, 2016. In addition, the Parent, in a separate resolution, has for forgiven $955,966 due from the Company, declaring it to be a capital contribution effective December 31, 2016.

Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 10: COMMITMENTS AND CONTINGENCIES

Commitments

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2016 or during the year then ended.

Note 11: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the

Note 11: GUARANTEES (CONTINUED)

make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the year then ended.

Note 12: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued.

As of the balance sheet date, the Company was undergoing a periodic cycle review examination conducted by FINRA, which was concluded on March 27, 2017 with an exit meeting report. As a result of one of the points raised by this examination, the Company is currently reevaluating the way it allocates shared costs among the Parent and Affiliates.

The examination also raised procedural points that the Company is reviewing and responding to.

Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2016. Based upon this review, the Company has implemented the pronouncements that require adoption (if any) and disclosed them in an appropriate footnote. They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Fusion Analytics Securities, LLC
Notes to Financial Statements
December 31, 2016

Note 14: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016, the Company had net capital of $118,826 which was $87,993 in excess of its required net capital of $30,833; and the Company's ratio of aggregate indebtedness ($462,470) to net capital was 3.89 to 1, which is less than the 15 to 1 maximum allowed.

As a member of the National Futures Association (NFA), the Company is required to maintain a minimum Adjusted Net Capital of $45,000, which is higher than the minimum Net Capital required FINRA, as referred to above. As of December 31, 2016, the Company's Adjusted Net Capital was $73,826 above the NFA minimum Net Capital.

Computation of net capital		
Member's equity	$ 128,050	
Total member's equity		$ 128,050
Less: Non-allowable assets		
Due from member	$ -0-	
Other assets	9,224	
Total non-allowable assets		9,224
Net capital		118,826
Computation of net capital requirements		
Minimum net capital required		45,000
Excess net capital		$ 73,826

FUSION ANALYTICS SECURITIES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2016

Member Equity	$ 128,050	
Total member equity		$ 128,050
Less: Non-allowable assets		
Due from member	-	
Other assets	(9,224)	
Total non-allowable assets		(9,224)
Net capital		118,826
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ (30,833)	
Minimum dollar net capital required	$ (5,000)	
Net capital required (greater of above)		(30,833)
Excess net capital		$ 87,993
Ratio of aggregate indebtedness to net capital	3.89 : 1	

There were no material differences between the nat capital computation shown here and the net capital computation shown on the Company's unaudited Form X17A-5 report dated December 31, 2016.

See independent auditor's report

Fusion Analytics Securities, LLC
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

A computation of reserve requirements is not applicable to Fusion Analytics Securietics, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report

Fusion Analytics Securities, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

Information relating to possession or control requirements is not applicable to Fusion Analytics Securieties, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report

Fusion Analytics Securities, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2016


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Fusion Analytics Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Fusion Analytics Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Fusion Analytics Securities, LLC stated that Fusion Analytics Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2016, without exception. Fusion Analytics Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fusion Analytics Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
March 31, 2017

Fusion Analytics
Securities, LLC

44 Wall St., 12th Floor NY, NY 1005

Assertions Regarding Exemption Provisions

We, as members of management of Fusion Analytics Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception throughout the year ending December 31, 2016.

Fusion Analytics Securities, LLC

By: [signature]

Kevin Cane CEO
(Name and Title)

March 31, 2017
(Date)

Fusion Analytics Securities, LLC
Report on Internal Controls
For the Year Ended December 31, 2016



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
Fusion Analytics Securities, LLC

In planning and performing our audit of the financial statements of Fusion Analytics Securities, LLC (the "Company"), as of and for the year ended December 31, 2016, in accordance with auditing standards generally accepted in the United States of America, our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not include in our study tests on the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; nor did we include in our study tests on the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC since the Company did not handle any customer cash or customer assets during the year ended December 31, 2016.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

A deficiency in internal control exists when the design or operation of a control does not allow Management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding certain commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2016 to meet the CFTC's objectives.

This report is intended solely for the information and use of management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be used and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
March 31, 2017

Fusion Analytics Securities, LLC
Report on the SIPC Annual Assessment
Report Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2016



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To Member of
Fusion Analytics Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Fusion Analytics Securities, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Fusion Analytics Securities, LLC (the "Company") for the year ended December 31, 2016, solely to assist you and SIPC in evaluating Fusion Analytics Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
March 31, 2017

FUSION ANALYTICS SECURITIES, LLC
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

Total Assessment	$	8,071
SIPC-6 general assessment Payment made March 23, 2017		(5,121)
SIPC-7 general assessment Payment made March 23, 2017		(2,950)
Total assessment balance (overpayment carried forward)	$	-

See independent auditor's report

Fusion Analytics Securities, LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2016

CONFIDENTIAL TREATMENT REQUESTED